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                          January 6, 2022

       Thomas Donohue
       Executive Vice President and Chief Financial Officer
       Barnes & Noble Education, Inc.
       120 Mountain View Blvd
       Basking Ridge, NJ 07920

                                                        Re: Barnes & Noble
Education, Inc.
                                                            Form 10-K for the
Fiscal Year Ended May 1, 2021
                                                            Filed June 30, 2021
                                                            Form 10-Q for the
Interim Period Ended October 31, 2021
                                                            Filed November 30,
2021
                                                            File No. 001-37499

       Dear Mr. Donohue:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended May 1, 2021

       Non-GAAP Measures - Adjusted Earnings, Adjusted EBITDA and Free Cash
Flow
       Adjusted EBITDA by segment, page 43

   1. Please reconcile the non-GAAP measure "Adjusted EBITDA by segment" to net loss, the most directly
comparable GAAP financial measure pursuant to Item 10(e)(1)(i)(B) of
                                                        Regulation S-K.
Additionally, please disclose the reasons why management believes the presentation of
"Adjusted EBITDA by segment" provides useful information to investors, as well any additional
purposes for which the measure is used by management. See Items
                                                        10(e)(1)(i)(C) and (D)
of Regulation S-K.
 Thomas Donohue
FirstName  LastNameThomas    Donohue
Barnes & Noble  Education, Inc.
Comapany
January    NameBarnes & Noble Education, Inc.
        6, 2022
January
Page 2 6, 2022 Page 2
FirstName LastName
Free Cash Flow (non-GAAP), page 44

2. Please reconcile the non-GAAP measure "Free Cash Flow" to the GAAP liquidity measure cash flows from operating activities pursuant to Items 10(e)(1)(i)(A) and (B) of
         Regulation S-K and the Compliance and Disclosure Interpretation on Non-GAAP
         Financial Measures, Question 102.07.
Consolidated Statements of Operations, page 57

3. Please revise your description of the cost of sales line item to disclose it is exclusive of depreciation shown separately below. See SAB Topic 11:B.
Form 10-Q for the Interim Period Ended October 30, 2021

Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

4. Please tell us your consideration of identifying "Retail Gross Comparable Store Sales" as a metric pursuant to SEC Release 33-10751.
5. We note the growth in the number of colleges and universities participating in your First
         Day all-inclusive programs and the increase in revenue from First Day programs of 80%
         to $96 million in the interim period ended October 30, 2021. To the extent material, please explain and disclose the impact of the First Day programs on your results of operations, including revenues and gross margins, and on liquidity from the preceding period or quarter. Comply with this comment in future interim and annual filings. Refer to Item 303(c) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-
3307 with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services